UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Metacrine, Inc.

(Name of Issuer)

Common Stock par value $0.0001 per share

(Title of Class of Securities)

59101E103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98872L 102	Page 2 of 7 Pages

1.	Name of Reporting Persons Alexandria Real Estate Equities, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 784,354 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 784,354 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 784,354 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.9% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of shares of common stock of the Issuer held directly by Alexandria Venture Investments, LLC ("AVI"), a wholly-owned subsidiary of Alexandria Real Estate Equities, Inc. ("ARE"). ARE may be deemed to share voting and dispositive power with AVI with respect to the shares reported herein.

(2)	This percentage is calculated based upon 27,314,553 outstanding shares of the Issuer's common stock as of November 5, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 98872L 102	Page 3 of 7 Pages

1.	Name of Reporting Persons Alexandria Venture Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 784,354 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 784,354 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 784,354 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.9% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)	These shares are held directly by AVI.

(2)	This percentage is calculated based upon 27,314,553 outstanding shares of the Issuer's common stock as of November 5, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 98872L 102	Page 4 of 7 Pages

Item 1(a)	Name of Issuer

Metacrine, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices

3985 Sorrento Valley Blvd., Suite C

San Diego, California 92121

Item 2(a)	Name of Person Filing

This Statement on Schedule 13G has been filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	Alexandria Real Estate Equities, Inc.
(2)	Alexandria Venture Investments, LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence

The address of each of the Reporting Persons is:

26 North Euclid Avenue

Pasadena, California 91101

Item 2(c)	Citizenship

(1)	Alexandria Real Estate Equities, Inc. is incorporated in the State of Maryland
(2)	Alexandria Venture Investments, LLC is organized in the State of Delaware

Item 2(d)	Title of Class of Securities

Common Stock par value $0.0001 per share

Item 2(e)	CUSIP Number

59101E103

Item 3

Not applicable.

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

(a) Amount beneficially owned: See Row 9 of pages 2 and 3

(b) Percent of class: See Row 11 of pages 2 and 3

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of pages 2 and 3

(ii) Shared power to vote or to direct the vote: See Row 6 of pages 2 and 3

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of pages 2 and 3

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of pages 2 and 3

CUSIP No. 98872L 102	Page 5 of 7 Pages

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Alexandria Venture Investments, LLC is a wholly owned subsidiary of Alexandria Real Estate Equities, Inc., which has the exclusive power to vote and dispose of shares directly owned by Alexandria Venture Investments, LLC.

Item 8	Identification and Classification of Members of the Group

The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each expressly disclaims membership in a group.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

CUSIP No. 98872L 102	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Alexandria Real Estate Equities, Inc.

By:	/s/ Dean A. Shigenaga
Name: Dean A. Shigenaga
Title: President and Chief Financial Officer

Alexandria Venture Investments, LLC

By:	Alexandria Real Estate Equities, Inc., a Maryland corporation, managing member

By:	/s/ Dean A. Shigenaga
Name: Dean A. Shigenaga
Title: President and Chief Financial Officer

EXHIBITS

A:	Joint Filing Agreement

CUSIP No. 98872L 102	Page 7 of 7 Pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Metacrine, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 11th day of February, 2022.

Alexandria Real Estate Equities, Inc.

By:	/s/ Dean A. Shigenaga
Name: Dean A. Shigenaga
Title: President and Chief Financial Officer

Alexandria Venture Investments, LLC

By:	Alexandria Real Estate Equities, Inc., a Maryland corporation, managing member

By:	/s/ Dean A. Shigenaga
Name: Dean A. Shigenaga
Title: President and Chief Financial Officer